UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549
FORM 15
CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF
THE SECURITIES EXCHANGE ACT OF 1934 OR SUPERVISION OF DUTY TO FILE REPORTS
UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.
Commission File Number: 001-15025
Centrue Financial Corporation
(Exact name of registrant as specified in its charter)
303 Fountains Parkway
Fairview Heights, Illinois 62208
(618) 624-1323
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)
Common Stock, par value $.01 per share,
including Preferred Share Purchase Rights
(Title of each class of securities covered by this Form)
                    None
(Title of all other classes of securities for which a duty to file reports under Section 13(a)
or 15(d) remains)
     Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	[X]	Rule 12h-3(b)(1)(i)	[X]
Rule 12g-4(a)(1)(ii)	[ ]	Rule 12h-3(b)(1)(ii)	[ ]
Rule 12g-4(a)(2)(i)	[ ]	Rule 12h-3(b)(2)(i)	[ ]
Rule 12g-4(a)(2)(ii)	[ ]	Rule 12h-3(b)(2)(ii)	[ ]
		Rule 15d-6	[ ]
     Approximate number of holders of record as of the certification or notice date: 0
     Pursuant to requirements of the Securities Exchange Act of 1934, Centrue Financial Corporation (f/k/a UnionBancorp, Inc.) as successor to Centrue Financial Corporation (f/k/a Kankakee Bancorp, Inc.) has caused this certification/notice to be signed by the undersigned duly authorized person.

CENTRUE FINANCIAL CORPORATION (f/k/a as UnionBancorp, Inc.)
November 13, 2006	By:	/s/ Kurt R. Stevenson
Kurt R. Stevenson
Chief Operating Officer, Senior Executive Vice President and Chief Financial Officer